CUSIP No. 417429107	SCHEDULE 13D	Page 1 of 46

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

HARVARD ILLINOIS BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

417429107

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 417429107	SCHEDULE 13D	Page 2 of 46

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 82,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 82,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 417429107	SCHEDULE 13D	Page 3 of 46

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 82,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 82,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 417429107	SCHEDULE 13D	Page 4 of 46

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 82,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 82,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 417429107	SCHEDULE 13D	Page 5 of 46

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 82,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 82,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 417429107	SCHEDULE 13D	Page 6 of 46

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 82,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 82,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 417429107	SCHEDULE 13D	Page 7 of 46

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 82,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 82,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 417429107	SCHEDULE 13D	Page 8 of 46

Item 1. Security and Issuer

This is the eleventh amendment (this "Eleventh Amendment") to the original Schedule 13D, which was filed on April 1, 2011 (the "Original Schedule 13D"), amended on April 7, 2011 (the "First Amendment"), on February 2, 2012 (the "Second Amendment"), on February 7, 2012 (the "Third Amendment"), on April 6, 2012 (the "Fourth Amendment"), on May 25, 2012 (the "Fifth Amendment"), on March 1, 2013 (the "Sixth Amendment"), on June 4, 2013 (the "Seventh Amendment"), on March 3, 2014 (the “Eighth Amendment”), on October 6, 2014 (the “Ninth Amendment”), and on December 2, 2014 (the “Tenth Amendment”). This Eleventh Amendment is being filed jointly by Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"); Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners; and Joseph Stilwell, the managing member and sole owner of Stilwell Value LLC. All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Harvard Illinois Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 58 North Ayer Street, Harvard, Illinois 60033. The amended joint filing agreement of the members of the Group is attached as Exhibit 17 to this Eleventh Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners in Joseph Stilwell's capacities as the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners.

The business address of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, Stilwell Partners and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell is a citizen of the United States.

CUSIP No. 417429107	SCHEDULE 13D	Page 9 of 46

Item 3. Source and Amount of Funds or Other Consideration

Since we last reported purchases and sales of Common Stock on Schedule 13D (see the Tenth Amendment), Stilwell Activist Investments has expended $106,205 to acquire 8,300 shares of Common Stock. Such funds were provided from Stilwell Activist Investments’ working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

We are filing this Eleventh Amendment to announce our nominees for the Issuer's upcoming election of directors.

Copies of nominee agreements and other agreements with our nominee and alternate nominee are attached as Exhibits 18, 19, 20 and 21 to this Eleventh Amendment.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

THIS ELEVENTH AMENDMENT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE SOLICITATION OF PROXIES BY THE GROUP FROM THE ISSUER'S STOCKHOLDERS IN CONNECTION WITH THE ISSUER'S 2015 ANNUAL MEETING. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE SOLICITATION BY JOSEPH STILWELL AND OTHER PARTICIPANTS OF PROXIES FROM THE ISSUER'S STOCKHOLDERS FOR USE AT THE ISSUER'S 2015 ANNUAL MEETING OF STOCKHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION. WHEN COMPLETED, A PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER. INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION IS INCLUDED IN APPENDIX A HERETO AND INCORPORATED BY REFERENCE HEREIN.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than 5% positions in 55 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds.

CUSIP No. 417429107	SCHEDULE 13D	Page 10 of 46

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

CUSIP No. 417429107	SCHEDULE 13D	Page 11 of 46

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares on the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

CUSIP No. 417429107	SCHEDULE 13D	Page 12 of 46

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; and on November 21, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below 5%.

CUSIP No. 417429107	SCHEDULE 13D	Page 13 of 46

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; and on March 19, 2013, we disclosed that we sold our shares on the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, the HFBL’s market price increased and reflected fair value; and on February 7, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares on the open market, decreasing our holdings below 5%.

IV. After successfully seeking board representation, we seated directors who currently serve on the boards of the following issuers:

Malvern Federal Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, The Honorable Judge Howard F. Riley, Jr., overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement's performance targets. After meeting with the new CEO and the new chairman of the board, we believe that management and the board of directors are now focused on maximizing shareholder value. John P. O'Grady remains a director on the board.

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination.

By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and the Group’s other representative were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa J. Briglia, was appointed to its board of directors.

CUSIP No. 417429107	SCHEDULE 13D	Page 14 of 46

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for Robert M. Bolton to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc.

First Financial Northwest, Inc. (“FFNW”) - We filed our original Schedule 13D reporting our position on September 12, 2011. On January 11, 2012, a representative of the Group became a member of FFNW’s board. On February 15, 2012, our representative resigned and we announced our intention to run a contested election at FFNW’s 2012 annual meeting. We mailed our proxy materials to FFNW’s shareholders in April 2012 seeking election of our nominee. At FFNW’s 2012 annual meeting of shareholders held on May 24, 2012, our nominee defeated Victor Karpiak, the chairman and president, by a substantial percentage. FFNW attempted to invalidate our votes, and we sued to enforce our rights. In accordance with the settlement we reached with FFNW in December 2012, our nominee, Kevin Padrick, was appointed to FFNW’s board on March 14, 2013, and Victor Karpiak resigned as chairman. Subsequently, Mr. Karpiak was shown the door and a new CEO was hired. Since then, FFNW has pursued multiple share repurchases, cleaned up its non-performing assets and reached a good level of profitability.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. We opposed HFBC’s purchase of Sumner Bank & Trust and mailed our proxy materials to HFBC’s stockholders on April 5, 2013, seeking election of our nominee as a director at HFBC’s 2013 annual meeting. On May 15, 2013, our nominee, Robert Bolton, beat HFBC’s nominee by a two-to-one margin, and on August 23, 2013, HFBC’s acquisition of Sumner Bank & Trust was terminated.

V. We intend to seek board representation with the following issuers:

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We nominated a director for election at PBSK’s 2014 annual meeting and lost. We intend to continue to seek board representation.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. We believe FMTB should be sold to maximize shareholder value. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we will not be nominating at this year’s election of directors of FMTB. We intend to seek board representation at the earliest possible time.

VI. We hope to work with management and the boards of the following issuers:

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. We supported H. Stewart Fitz Gibbon III’s appointment as president and CEO effective November 3, 2014 and as a director on the executive committee of WAYN’s board. We believe management and the board have acted in good faith to position WAYN to maximize shareholder value. We support WAYN’s modest share repurchases as it continues to build capital.

CUSIP No. 417429107	SCHEDULE 13D	Page 15 of 46

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We support WBKC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We support EKFC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We believe SSNF is positioned to consistently repurchase its shares, and we have urged management and the board to do so. To date, SSNF has done the minimum amount of share repurchases to maintain our support.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We support JXSB’s consistent efforts to maximize shareholder value through share repurchases.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We support PROV’s consistent efforts to maximize shareholder value through share repurchases.

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We support WEIN’s consistent efforts to maximize shareholder value through share repurchases.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. To date, IROQ has done the minimum amount of share repurchases to maintain our support.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We support ANCB for working diligently to have its regulatory orders lifted and to clean up its non-performing assets. We believe management and the board have acted in good faith to position ANCB to maximize shareholder value.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We support GTWN’s consistent efforts to maximize shareholder value through share repurchases.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK is positioned to consistently repurchase its shares, and we have encouraged management and the board to do so. We are currently evaluating HBK’s progress.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. In light of PBCP’s recent regulatory order, we believe PBCP should be sold at the earliest possible opportunity.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe UCBA is positioned to consistently repurchase its shares, and we have encouraged management and the board to do so.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board have acted in good faith to position UASB to maximize shareholder value. As its capital level increases, we believe UASB should repurchase its shares or the bank should be sold.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We believe management and the board have acted in good faith to position DLNO to maximize shareholder value.

CUSIP No. 417429107	SCHEDULE 13D	Page 16 of 46

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board have acted in good faith to position SUGR to maximize shareholder value. We have urged management and the board to repurchase shares as soon as SUGR is permitted.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. We believe SCAY is positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We are encouraging management and the board to choose the path that will maximize shareholder value.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase program. We believe management and the board have acted in good faith to date to maximize shareholder value through share repurchases.

MB Bancorp, Inc. (“MBCQ”) – We filed our original Schedule 13D reporting our position on January 9, 2015. We will urge management and the board to repurchase shares as soon as MBCQ is permitted.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We will urge management and the board to repurchase shares as soon as BFFI is permitted.

VII. The following issuer is the focus of a shareholder derivative litigation:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares are held by a mutual holding company controlled by NECB’s board. We presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management’s interests to shareholder returns. NECB’s management responded to the proposal with a form letter. On July 1, 2010, we delivered a written demand to NECB demanding to inspect its shareholder list. On July 22, 2010, NECB announced its first ever share repurchase plan. NECB, however, refused to supply us with the shareholder list. Therefore, on July 23, 2010, we sued NECB in federal court in New York seeking an order compelling compliance. On August 31, 2010, NECB produced the list of shareholders to us and we dropped the lawsuit. We subsequently wrote to shareholders expressing our belief that NECB’s directors did not properly oversee management. On October 3, 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. On October 31, 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion. The court dismissed our case with leave to amend the complaint. We filed our first amended complaint on December 14, 2012. After we filed our second amended complaint on December 19, 2012, defendants moved to dismiss the case. On October 21, 2013, the court denied the motion to dismiss our lawsuit. Defendants appealed the court’s decision, but the appellate division affirmed the denial. Depositions of the directors/defendants were concluded in September 2014, and expert witnesses have submitted their reports and been deposed. The case is proceeding to trial.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 840,986, reported by the Company as the number of outstanding shares as of December 31, 2014.

(A)	Stilwell Value Partners II

(a)	Aggregate number of shares beneficially owned: 82,900

Percentage: 9.9%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 82,900

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 82,900

CUSIP No. 417429107	SCHEDULE 13D	Page 17 of 46

(c)	Within the past 60 days, Stilwell Value Partners II has sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price
01/05/15	(1,500)	$14.20	$(21,300)
01/30/15	(3,700)	$14.15	$(52,355)
03/02/15	(3,100)	$10.50	$(32,550)

(d)   Because he is the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 82,900

Percentage: 9.9%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 82,900

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 82,900

(c)	Stilwell Value Partners VII not purchased or sold any shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 82,900

Percentage: 9.9%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 82,900

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 82,900

(c)	Within the past 60 days, Stilwell Activist Investments has purchased shares of Common Stock as follows:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
01/05/15	1,500	$14.20	$21,300
01/30/15	3,700	$14.15	$52,355
03/02/15	3,100	$10.50	$32,550

(d)   Because he is the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 82,900

Percentage: 9.9%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 82,900

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 82,900

(c)	Stilwell Partners has not purchased or sold any shares of Common Stock in the past 60 days.

(d)   Because he the managing member and sole owner of Stilwell Value LLC, which is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

CUSIP No. 417429107	SCHEDULE 13D	Page 18 of 46

(E)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 82,900

Percentage: 9.9%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 82,900

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 82,900

(c)	Joseph Stilwell has made no purchases of shares of Common Stock.

(F)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 82,900

Percentage: 9.9%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 82,900

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 82,900

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)   Because he is the managing member and sole owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Stock Option Agreements filed with the Third Amendment as Exhibits 4 and 5, the Stock Option Agreements filed with the Sixth Amendment as Exhibits 8 and 9, and the Stock Option Agreements filed with the Eighth Amendment as Exhibits 13 and 14, and the Amended Joint Filing Agreement filed with this Eleventh Amendment as Exhibit 17, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners, and Joseph Stilwell, in his capacity as the managing member and sole owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 417429107	SCHEDULE 13D	Page 19 of 46

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated April 1, 2011, filed with the Original Schedule 13D
2	Nominee Agreement, dated February 6, 2012, with Peter Wilson, filed with the Third Amendment
3	Nominee Agreement, dated February 6, 2012, with Mark Saladin, filed with the Third Amendment
4	Stock Option Agreement, dated February 6, 2012, with Peter Wilson, filed with the Third Amendment
5	Stock Option Agreement, dated February 6, 2012, with Mark Saladin, filed with the Third Amendment
6	Nominee Agreement, dated February 28, 2013, with Mark Saladin, filed with the Sixth Amendment
7	Nominee Agreement, dated February 28, 2013, with Scott Ripkey, filed with the Sixth Amendment
8	Stock Option Agreement, dated February 28, 2013, with Mark Saladin, filed with the Sixth Amendment
9	Stock Option Agreement, dated February 28, 2013, with Scott Ripkey, filed with the Sixth Amendment
10	Nominee Agreement, dated February 21, 2014, with nominee Mark Saladin, filed with the Eighth Amendment
11	Nominee Agreement, dated February 21, 2014, with alternate nominee Demitri Sibbing, filed with the Eighth Amendment
12	Nominee Agreement, dated February 21, 2014, with alternate nominee Maida L. Korte, filed with the Eighth Amendment
13	Stock Option Agreement, dated February 21, 2014, with nominee Mark Saladin, filed with the Eighth Amendment
14	Stock Option Agreement, dated February 21, 2014, with alternate nominee Maida L. Korte, filed with the Eighth Amendment
15	Letter to Harvard Illinois Bancorp, Inc.’s Stockholders, dated October 6, 2014, filed with the Ninth Amendment
16	Amended Joint Filing Agreement, dated December 2, 2014, filed with the Tenth Amendment
17	Amended Joint Filing Agreement, dated March 3, 2015
18	Nominee Agreement, dated February 25, 2015, with Mark Saladin
19	Nominee Agreement, dated February 25, 2015, with Maida L. Korte
20	Stock Option Agreement, dated February 25, 2015, with Mark Saladin
21	Stock Option Agreement, dated February 25, 2015, with Maida L. Korte

CUSIP No. 417429107	SCHEDULE 13D	Page 20 of 46

APPENDIX A

IDENTITY OF PARTICIPANTS

The participants include Stilwell Value Partners II, L.P., a Delaware limited partnership (“Stilwell Value Partners II”); Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”), Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and Joseph Stilwell (collectively, the “Beneficial Owners”), as well as Mark S. Saladin (the “Nominee”) and Maida L. Korte (the “Alternate Nominee,” and collectively with the Beneficial Owners and the Nominee, the “Participants” and each a “Participant”).

With respect to each Participant, other than as disclosed herein, such Participant is not and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of Harvard Illinois Bancorp, Inc. (the “Corporation”), including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners, and Joseph Stilwell, in his capacity as the sole owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits. With respect to each Participant, other than as disclosed below, neither such Participant nor any of such Participant’s associates has any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

Security Ownership of Beneficial Owners

The table below shows the number of shares of common stock, par value $0.01 per share, of the Corporation (“Common Stock”) held in accounts of the listed entities or individuals.

Title of Class	Name of Owner	Direct Beneficial Ownership	Percent of Class (1)
Common Stock	Stilwell Value Partners II	12,530	1.5%
Common Stock	Stilwell Value Partners VII	17,970	2.1%
Common Stock	Stilwell Activist Investments	12,400	1.5%
Common Stock	Stilwell Partners	40,000	4.8%

(1) The percentages are calculated based on the number of outstanding shares of Common Stock, 840,986, reported as the number of outstanding shares as of December 31, 2014, in the Corporation’s Schedule 13G/A filed with the Securities and Exchange Commission on January 28, 2015 (the "ESOP Schedule 13G 2015").

CUSIP No. 417429107	SCHEDULE 13D	Page 21 of 46

Stilwell Value LLC, as the general partner of each of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners, may be deemed the beneficial owner of the 82,900 shares of Common Stock owned in the aggregate by Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Partners. Mr. Stilwell, as the sole owner of Stilwell Value LLC, may be deemed the beneficial owner of the 82,900 shares of Common Stock owned in the aggregate by Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners.

Each of the Participants disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this notice except to the extent of its, his or her pecuniary interest therein.

Security Ownership of Nominees

The Nominee and Alternate Nominee do not directly or indirectly own any shares of Common Stock. Except as described below under "Interest of Certain Persons in Matters to be Acted Upon," the Nominee and Alternate Nominee do not own any securities of the Corporation.

Description of Beneficial Ownership and Beneficial Owners

Joseph Stilwell is the sole owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners. The business address of each Beneficial Owner is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management, and he serves as the sole owner of Stilwell Value LLC. Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, Stilwell Partners, and related partnerships.

Because he is the sole owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II, Stilwell Value Partners VII, Stilwell Activist Investments, and Stilwell Partners with regard to those shares of Common Stock.

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 82,900 shares of Common Stock, representing approximately 9.9% of the Corporation’s outstanding shares of Common Stock (based upon the 840,986 shares of Common Stock reported as the number of outstanding shares as of December 31, 2014, in the ESOP Schedule 13G/A 2015). The Beneficial Owners have an interest in the election of directors at the Corporation’s annual meeting as shareholders.

The Nominee and Alternate Nominee do not directly or indirectly beneficially own any shares of Common Stock. Except as described below under "Interest of Certain Persons in Matters to be Acted Upon," the Participants have not had any transaction in securities of the Corporation in the past two years.

CUSIP No. 417429107	SCHEDULE 13D	Page 22 of 46

Two Year Summary Table

The following table indicates the date of each purchase and sale of shares of Common Stock by each Participant within the past two years and the number of shares of Common Stock in each purchase and sale.

Name	Date	Shares of Common Stock Purchased/(Sold)

Stilwell Value Partners II	11/26/2014	(7,200)

Stilwell Value Partners II	01/05/2015	(1,500)

Stilwell Value Partners II	01/30/2015	(3,700)

Stilwell Value Partners VII	03/05/2014	2,900

Stilwell Activist Investments	11/26/2014	7,200

Stilwell Activist Investments	01/05/2015	1,500

Stilwell Activist Investments	01/30/2015	3,700

(1) Funds for share purchases were provided from time to time in part by margin account loans from subsidiaries of Morgan Stanley and Fidelity Brokerage Services LLC extended in the ordinary course of business. All purchases of shares of Common Stock using funds borrowed from Morgan Stanley or Fidelity Brokerage Services LLC, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by the Beneficial Owners may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to such entities. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. There is currently no indebtedness outstanding secured by shares of Common Stock held by the Beneficial Owners.

Interest of Certain Persons in Matters to be Acted Upon

Neither the Nominee nor the Alternate Nominee is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except as set forth below.

CUSIP No. 417429107	SCHEDULE 13D	Page 23 of 46

The Beneficial Owners and the Nominee are parties to an agreement whereby, among other things, the Nominee has agreed to be nominated for election to the Board of Directors of the Corporation at the 2015 annual meeting of stockholders (the “Annual Meeting”), and the Beneficial Owners have agreed to reimburse Nominee for his expenses incurred in connection with his nomination for election to the Board of Directors and to indemnify and hold the Nominee harmless from and against all damages and claims that may arise in connection with being nominated for election to the Board of Directors. The Beneficial Owners have issued to the Nominee an option to purchase up to 20,000 shares of Common Stock on certain terms and conditions.

The Beneficial Owners and the Alternate Nominee are parties to an agreement whereby, among other things, she has agreed to be nominated for election to the Board of Directors of the Corporation at the Annual Meeting if the Nominee is not available to serve as a director, and the Beneficial Owners have agreed to reimburse her for her expenses incurred in connection with her nomination for election to the Board of Directors and to indemnify and hold her harmless from and against all damages and claims which may arise in connection with being nominated for election to the Board of Directors and to issue her an option to purchase up to 20,000 shares of Common Stock if she is elected as a director.

The Nominee and Alternate Nominee have an interest in the election of directors at the Annual Meeting pursuant to the agreements described above. The Beneficial Owners have an interest in the election of directors at the Annual Meeting directly or indirectly through the ownership of shares described under “Description of Beneficial Ownership and Beneficial Owners" above.

Except as otherwise set forth herein, neither the Nominee, the Alternate Nominee, nor any of their associates has any arrangement or understanding with any person with respect to any future employment with the Corporation or its affiliates or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party.

Information About the Nominee and Alternate Nominee

Set forth below is certain information regarding the Nominee and Alternate Nominee required by Article I, Section 6 of the Bylaws. The Beneficial Owners believe that the Nominee and Alternate Nominee presently are, and if elected as a director of the Corporation, each would be, an “independent director” within the meaning of (i) paragraph (a)(1) of Item 407 of Regulation S-K, (ii) NASDAQ Listing Rule 5605 and (iii) Section 301 of the Sarbanes-Oxley Act of 2002.

Name	Age	Business Address	Residence Address

Mark S. Saladin	55	40 Brink Street	1267 Amber Court
		Crystal Lake, IL 60014	Woodstock, IL 60098

Maida L. Korte	59	5050 Newport Drive, Suite 6	422 W. South Street
		Rolling Meadows, IL 60008	Woodstock, IL 60098

Mark S. Saladin: Mr. Saladin has been a Partner at the law firm of Zanck, Coen, Wright & Saladin, P.C. since 1998. His areas of practice include general business and corporate law, real estate, and real estate development. Mr. Saladin has been a Woodstock, Illinois City Council member since November 2010 and is currently serving a four-year term ending in April 2015. He is the Vice President of McHenry County Youth Sports Association (“MCYSA”), a nonprofit organization which runs youth baseball events, and serves on the MCYSA board of directors. Mr. Saladin has a BA in Business-Economics from Illinois Benedictine College and received his JD from The John Marshall School of Law. Mr. Saladin has extensive management and business experience and experience advising and providing legal guidance to boards of directors and officers. He is not employed by any parent, subsidiary or other affiliate of the Corporation.

Maida L. Korte: Ms. Korte is the designer and creative force behind Designs by Maida, Inc., a full-service design and build firm that specializes in remodeling and renovation projects, and custom cabinetry and furniture. Ms. Korte has been the owner and President of Designs by Maida for the past 25 years. She has extensive experience in all aspects of the interior design business including construction, furniture and textile design, and retail. She currently serves on the board of the IDS (International Design Society) and is a founding member of True Mentors. Ms. Korte has a BS from the University of Illinois (Champaign) and a degree in Interior Design form the Art Institute of Chicago. She has valuable business and management insight and extensive leadership experience running her own business and managing her own staff for 25 years. Ms. Korte is not employed by any parent, subsidiary or other affiliate of the Corporation.

CUSIP No. 417429107	SCHEDULE 13D	Page 24 of 46

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2015

STILWELL VALUE PARTNERS II, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL PARTNERS, L.P.
By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

CUSIP No. 417429107	SCHEDULE 13D	Page 25 of 46

Exhibit 17

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Amended Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: March 3, 2015

STILWELL VALUE PARTNERS II, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL PARTNERS, L.P.
By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

CUSIP No. 417429107	SCHEDULE 13D	Page 26 of 46

Exhibit 18

NOMINEE AGREEMENT

This Nominee Agreement is made this 25th day of February 2015, by and among Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Activist Investments, L.P., and Stilwell Partners, L.P. (collectively, the “Stilwell Funds”), and their General Partner, Stilwell Value LLC (“Stilwell Value”), (together with the Stilwell Funds, “The Stilwell Group”), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and Mark S. Saladin, an individual with offices at 40 Brink Street, Crystal Lake, IL 60014 (“Nominee”).

WHEREAS, The Stilwell Group and its affiliates are the beneficial owners of shares of common stock (“Common Stock”) of Harvard Illinois Bancorp, Inc. (“HARI”), may solicit proxies to elect one nominee to HARI’s Board of Directors (the “Board”) at the 2015 annual stockholders meeting (the “Meeting”), and wish to nominate Nominee as their actual nominee or their alternate nominee for election to the Board at the Meeting;

WHEREAS, the bylaws of HARI provide in pertinent part that, “No person shall be eligible for election or appointment to the Board of Directors: (a) if such person has been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. §1818(u), or any successor provision; (b) if such person has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; (c) if such person is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime; or (d) if such person did not maintain his principal residence within 15 miles of an office of the Corporation or any subsidiary thereof for a period of at least one year prior to the date of his purported election or appointment to the Board of Directors, provided that this Section (d) shall not apply to full time employees of the Corporation or any of its subsidiaries. No person may serve on the Board of Directors and at the same time be a director or officer of a co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company or banking association (in each case whether chartered by a state, the federal government or any other jurisdiction), other than of a subsidiary of the Corporation, that engages in business activities in the same market area as the Corporation or any of its subsidiaries.”; and

WHEREAS, Nominee (a) has maintained his principal residence within 15 miles of an office of HARI or any subsidiary thereof for a period of at least one year prior to the date hereof, (b) is otherwise eligible to sit as a director of HARI pursuant to each of the other bylaw eligibility requirements of HARI quoted above in the second Whereas clause, and (c) desires and agrees to be nominated for and to sit on the Board if elected at the Meeting for a term to expire at the 2018 annual stockholders meeting.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

CUSIP No. 417429107	SCHEDULE 13D	Page 27 of 46

1. Nominee hereby agrees to have his name placed in nomination by The Stilwell Group as its nominee at the Meeting for election to the Board, and for that purpose, understands and agrees that The Stilwell Group will solicit proxies from stockholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver his written consent to be named in The Stilwell Group’s proxy statement and to serve as a director of HARI if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that The Stilwell Group retains the right to determine whether Nominee will be its actual or alternate nominee and will so advise Nominee of its determination prior to the solicitation of proxies. Nominee understands that an alternate nominee may become the actual nominee if the actual nominee does not stand for election at the Meeting.

2. (a) Nominee hereby represents and warrants to The Stilwell Group that he has (i) maintained his principal residence within 15 miles of an office of HARI or any subsidiary thereof for a period of at least one year prior to the date hereof and is otherwise eligible to sit as a director of HARI pursuant to each of the other bylaw eligibility requirements of HARI quoted above in the second Whereas clause; and (ii) executed and delivered to The Stilwell Group a Confidential Director Questionnaire and hereby certifies that the contents thereof are true and correct and that he will promptly notify The Stilwell Group of any change in such contents.

(b) Notwithstanding anything to the contrary contained herein or in the Stock Option Agreement, defined below, Nominee hereby agrees that in the event of any breach or misrepresentation by Nominee of any of his obligations or representations contained herein (i) the Option (as defined and granted in the Stock Option Agreement) shall be null and void; and (ii) Nominee shall not be entitled to exercise the Option or be entitled to any payments hereunder or under the Stock Option Agreement, defined below.

3.  Nominee hereby represents and warrants to The Stilwell Group that he will not acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of HARI Common Stock prior to the Meeting and that he has notified all business partners, associates, family members and other entities or individuals with which he might share such beneficial ownership of HARI Common Stock that no HARI Common Stock may be purchased during such time.

4. The Stilwell Group agrees to reimburse all of Nominee’s actual out-of-pocket expenses incurred in connection with the election process, including telephone, postage, and travel; provided that, in the event Nominee is elected as a director, he will request that HARI reimburse his expenses for attending Board meetings and committee meetings.

5. The Stilwell Group will grant Nominee an option to purchase up to twenty thousand (20,000) shares of Common Stock, on a proportional basis from Stilwell Partners and the Stilwell Funds, on the terms and conditions set forth in that certain Stock Option Agreement, dated as of the date hereof, between the parties hereto, and annexed hereto as Exhibit B (the “Stock Option Agreement”).

CUSIP No. 417429107	SCHEDULE 13D	Page 28 of 46

6. Nominee and The Stilwell Group agree that in the event Nominee is elected as a director of HARI, nothing in this Agreement shall be construed as affecting Nominee's ability to act independently with respect to his responsibilities and decisions as a director and that Nominee shall have the same fiduciary and confidentiality obligations as the other directors of HARI.

7. The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board (the “Solicitation”); provided, however, that Nominee will not be entitled to indemnification for claims arising from his gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon his becoming a director of HARI, this indemnification shall not apply to any claims made against him in his capacity as a director of HARI. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”). In the event of a claim against Nominee or the occurrence of a Loss, Nominee shall give The Stilwell Group notice thereof no later than ten (10) days after Nominee has knowledge of such claim or Loss (provided that failure to promptly notify The Stilwell Group shall not relieve it from any liability which it may have on account of this Section 7, except to the extent it shall have been materially prejudiced by such failure). The Stilwell Group retains the sole right to select and retain counsel for Nominee and shall reimburse Nominee for all Losses suffered as provided herein.

8. The obligations of The Stilwell Group under this Agreement are contingent upon The Stilwell Group’s satisfactory final completion of a due diligence review of Nominee’s background.

9. Nominee understands that this Agreement may be publicly disclosed by The Stilwell Group.

Joseph Stilwell on behalf of The Stilwell Group

Mark S. Saladin, Nominee

CUSIP No. 417429107	SCHEDULE 13D	Page 29 of 46

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Mark S. Saladin, hereby consent to be named and described as a nominee for election as a director of Harvard Illinois Bancorp, Inc. (“HARI”), in the proxy statement and other related written materials and public filings of Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P., and their respective affiliates (“The Stilwell Group”) to be used in connection with The Stilwell Group’s solicitation of proxies from the stockholders of HARI for use in voting at the 2015 Annual Meeting of Stockholders of HARI (the “Annual Meeting”), and I hereby consent and agree to serve as a director of HARI if elected at the Annual Meeting.

            Dated: February 25, 2015

CUSIP No. 417429107	SCHEDULE 13D	Page 30 of 46

Exhibit 19

NOMINEE AGREEMENT

This Nominee Agreement is made this 25th day of February 2015, by and among Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Activist Investments, L.P., and Stilwell Partners, L.P. (collectively, the “Stilwell Funds”), and their General Partner, Stilwell Value LLC (“Stilwell Value”), (together with the Stilwell Funds, “The Stilwell Group”), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and Maida L. Korte, an individual with offices at 5050 Newport Drive, Suite 6, Rolling Meadows, IL 60008 (“Nominee”).

WHEREAS, The Stilwell Group and its affiliates are the beneficial owners of shares of common stock (“Common Stock”) of Harvard Illinois Bancorp, Inc. (“HARI”), may solicit proxies to elect one nominee to HARI’s Board of Directors (the “Board”) at the 2015 annual stockholders meeting (the “Meeting”), and wish to nominate Nominee as their actual nominee or their alternate nominee for election to the Board at the Meeting;

WHEREAS, the bylaws of HARI provide in pertinent part that, “No person shall be eligible for election or appointment to the Board of Directors: (a) if such person has been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. §1818(u), or any successor provision; (b) if such person has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; (c) if such person is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime; or (d) if such person did not maintain her principal residence within 15 miles of an office of the Corporation or any subsidiary thereof for a period of at least one year prior to the date of her purported election or appointment to the Board of Directors, provided that this Section (d) shall not apply to full time employees of the Corporation or any of its subsidiaries. No person may serve on the Board of Directors and at the same time be a director or officer of a co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company or banking association (in each case whether chartered by a state, the federal government or any other jurisdiction), other than of a subsidiary of the Corporation, that engages in business activities in the same market area as the Corporation or any of its subsidiaries.”; and

WHEREAS, Nominee (a) has maintained her principal residence within 15 miles of an office of HARI or any subsidiary thereof for a period of at least one year prior to the date hereof, (b) is otherwise eligible to sit as a director of HARI pursuant to each of the other bylaw eligibility requirements of HARI quoted above in the second Whereas clause, and (c) desires and agrees to be nominated for and to sit on the Board if elected at the Meeting for a term to expire at the 2018 annual stockholders meeting.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

CUSIP No. 417429107	SCHEDULE 13D	Page 31 of 46

1. Nominee hereby agrees to have her name placed in nomination by The Stilwell Group as its nominee at the Meeting for election to the Board, and for that purpose, understands and agrees that The Stilwell Group will solicit proxies from stockholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver her written consent to be named in The Stilwell Group’s proxy statement and to serve as a director of HARI if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that The Stilwell Group retains the right to determine whether Nominee will be its actual or alternate nominee and will so advise Nominee of its determination prior to the solicitation of proxies. Nominee understands that an alternate nominee may become the actual nominee if the actual nominee does not stand for election at the Meeting.

2. (a) Nominee hereby represents and warrants to The Stilwell Group that she has (i) maintained her principal residence within 15 miles of an office of HARI or any subsidiary thereof for a period of at least one year prior to the date hereof and is otherwise eligible to sit as a director of HARI pursuant to each of the other bylaw eligibility requirements of HARI quoted above in the second Whereas clause; and (ii) executed and delivered to The Stilwell Group a Confidential Director Questionnaire and hereby certifies that the contents thereof are true and correct and that she will promptly notify The Stilwell Group of any change in such contents.

(b) Notwithstanding anything to the contrary contained herein or in the Stock Option Agreement, defined below, Nominee hereby agrees that in the event of any breach or misrepresentation by Nominee of any of her obligations or representations contained herein (i) the Option (as defined and granted in the Stock Option Agreement) shall be null and void; and (ii) Nominee shall not be entitled to exercise the Option or be entitled to any payments hereunder or under the Stock Option Agreement, defined below.

3.  Nominee hereby represents and warrants to The Stilwell Group that she will not acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of HARI Common Stock prior to the Meeting and that she has notified all business partners, associates, family members and other entities or individuals with which she might share such beneficial ownership of HARI Common Stock that no HARI Common Stock may be purchased during such time.

4. The Stilwell Group agrees to reimburse all of Nominee’s actual out-of-pocket expenses incurred in connection with the election process, including telephone, postage, and travel; provided that, in the event Nominee is elected as a director, she will request that HARI reimburse her expenses for attending Board meetings and committee meetings.

5. The Stilwell Group will grant Nominee an option to purchase up to twenty thousand (20,000) shares of Common Stock, on a proportional basis from the Stilwell Funds, on the terms and conditions set forth in that certain Stock Option Agreement, dated as of the date hereof, between the parties hereto, and annexed hereto as Exhibit B (the “Stock Option Agreement”).

CUSIP No. 417429107	SCHEDULE 13D	Page 32 of 46

6. Nominee and The Stilwell Group agree that in the event Nominee is elected as a director of HARI, nothing in this Agreement shall be construed as affecting Nominee's ability to act independently with respect to her responsibilities and decisions as a director and that Nominee shall have the same fiduciary and confidentiality obligations as the other directors of HARI.

7. The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have her name placed in nomination and to have proxies solicited in order to elect her to the Board (the “Solicitation”); provided, however, that Nominee will not be entitled to indemnification for claims arising from her gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon her becoming a director of HARI, this indemnification shall not apply to any claims made against herin her capacity as a director of HARI. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”). In the event of a claim against Nominee or the occurrence of a Loss, Nominee shall give The Stilwell Group notice thereof no later than ten (10) days after Nominee has knowledge of such claim or Loss (provided that failure to promptly notify The Stilwell Group shall not relieve it from any liability which it may have on account of this Section 7, except to the extent it shall have been materially prejudiced by such failure). The Stilwell Group retains the sole right to select and retain counsel for Nominee and shall reimburse Nominee for all Losses suffered as provided herein.

8. The obligations of The Stilwell Group under this Agreement are contingent upon The Stilwell Group’s satisfactory final completion of a due diligence review of Nominee’s background.

9. Nominee understands that this Agreement may be publicly disclosed by The Stilwell Group.

Joseph Stilwell on behalf of The Stilwell Group

Maida L. Korte, Nominee

CUSIP No. 417429107	SCHEDULE 13D	Page 33 of 46

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Maida L. Korte, hereby consent to be named and described as a nominee for election as a director of Harvard Illinois Bancorp, Inc. (“HARI”), in the proxy statement and other related written materials and public filings of Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P., and their respective affiliates (“The Stilwell Group”) to be used in connection with The Stilwell Group’s solicitation of proxies from the stockholders of HARI for use in voting at the 2015 Annual Meeting of Stockholders of HARI (the “Annual Meeting”), and I hereby consent and agree to serve as a director of HARI if elected at the Annual Meeting.

            Dated: February 25, 2015

CUSIP No. 417429107	SCHEDULE 13D	Page 34 of 46

Exhibit 20

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of February 25th, 2015, by and among Stilwell Value Partners II, L. P., Stilwell Value Partners VII, L.P., Stilwell Activist Investments, L.P., and Stilwell Partners, L.P., (collectively, the “Stilwell Funds”), and their General Partner, Stilwell Value LLC (together with the Stilwell Funds, the “Stilwell Group”), having their principal place of business at 111 Broadway, 12th Floor, New York, NY 10006, and Mark S. Saladin, an individual having a place of business at 40 Brink Street, Crystal Lake, Illinois 60014 (the "Optionee").

WHEREAS, the Stilwell Group beneficially owns shares of the common stock, par value $.01 per share, of Harvard Illinois Bancorp, Inc. (the "Common Stock"), a Maryland corporation ("HARI");

WHEREAS, the Stilwell Group, and its affiliates, may solicit proxies for one nominee and alternate nominees for election to the Board of Directors of HARI (the "Board") at its 2015 annual meeting of stockholders;

WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board as a nominee or an alternate nominee and has concurrently entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, the Stilwell Group considers it desirable and in its best interests for the Optionee to be granted the option to purchase up to an aggregate of Twenty Thousand (20,000) shares of the Common Stock owned by the Stilwell Funds (the "Option Shares") from the Stilwell Funds, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1. Grant of Option. The Stilwell Funds hereby grant to the Optionee the right and option (the "Option") to purchase the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.

2. Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $12.50 per Option Share (subject to adjustment as provided in Section 7 below) (the "Purchase Price").

3. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

CUSIP No. 417429107	SCHEDULE 13D	Page 35 of 46

(a) "Change-in-Control" means the occurrence of any of the following:

(1)	the sale, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of HARI and its subsidiaries taken as a whole to any person or entity; or

(2)	HARI consolidates with, or merges with or into, any entity pursuant to a transaction in which the Common Stock is converted into or exchanged for cash or for shares of common stock of the acquiring entity or its parent; provided that such stock is listed on the New York Stock Exchange, the highest tier of The Nasdaq Stock Market, or a United States national securities exchange of comparable stature.

(b) "First Option Expiration Date" shall mean the date which is one year after the Option vests, or such other date as the parties mutually agree in writing.

(c) "Second Option Expiration Date" shall mean the date which is three years after the Option vests, or such other date as the parties mutually agree in writing.

(d) “Second Option Threshold Event” shall mean Optionee shall have been elected at the 2015 annual meeting of HARI stockholders and is seated on the Board by reason of the solicitation of proxies by the Stilwell Group.

(e) "Transaction Date" shall mean the date on which a transaction resulting in a Change-in-Control has been consummated.

(f) "Transaction Price" means the value in dollars received by shareholders of HARI with respect to each share of Common Stock in connection with any transaction resulting in a Change-in-Control.

(g) “Vesting Date” shall mean the day after the 2015 annual meeting of HARI’s stockholders is held.

4. Vesting and Exercisability of the Option. The Option shall vest and become exercisable as follows:

(a) the Option shall vest with respect to Ten Thousand (10,000) Option Shares (the “First Option”) immediately upon execution of this Agreement.

(b) the Option shall vest with respect to the remaining Ten Thousand (10,000) Option Shares (the “Second Option”) on the Vesting Date, provided that prior to the Vesting Date, the Second Option Threshold Event has occurred, and shall be exercisable on or after the Transaction Date, in whole or in part, until the earlier of (x) ten business days following the Transaction date or (y) the Second Option Expiration Date.

CUSIP No. 417429107	SCHEDULE 13D	Page 36 of 46

(c) alternatively, the Second Option shall vest if the Optionee is officially seated on the Board by invitation of HARI, to which invitation the Stilwell Group consents in writing, provided, however, that the Second Option in no event shall be exercisable prior to the Transaction Date.

5. Method of Exercising Option.

(a) The Optionee may exercise the Option, in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to the Stilwell Group accompanied by payment (if applicable) of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment (if applicable), shall be delivered to the Stilwell Group at its principal business office. The date on which the notice is given to the Stilwell Group is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

(b) The Optionee may pay the Purchase Price in one of the following manners:

(i) Cash Exercise. The Optionee shall deliver the Purchase Price to the Stilwell Group by certified check or bank check or wire transfer of immediately available funds; or

(ii) Cashless Exercise. The Optionee shall surrender the Option to the Stilwell Group together with a written notice of cashless exercise in which event the Stilwell Group shall issue to the Optionee the number of Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) determined as follows:

X = (Y* (A-B))/A

where:

X = the number of Option Shares to be issued to the Optionee;

Y = the number of Option Shares with respect to which this Option is being exercised;

A = the Transaction Price; and

B = the Purchase Price (as adjusted to the date of such calculation).

CUSIP No. 417429107	SCHEDULE 13D	Page 37 of 46

In the event the Option Shares are to be converted into or exchanged for shares of another entity in the Change-in-Control transaction, "A" in the above formula shall be deemed equal to the average of the closing sale prices of such other entity's shares for the five (5) trading days immediately prior to the Transaction Date.

(c) As soon as practicable after receipt by the Stilwell Group of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, the Stilwell Funds shall transfer the Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) being purchased to the Optionee.

(d) Notwithstanding Section 5(b) and (c) above, if (i) the Transaction Price is to be paid in cash pursuant to the terms of the Change-in-Control transaction or (ii) the parties mutually agree, upon receipt of Optionee's written notice of exercise, and without payment in full of the Purchase Price of the Option Shares with respect to which the notice of exercise relates, the Stilwell Funds shall pay to Optionee an amount in cash equal to the excess of the Transaction Price over the Purchase Price multiplied by the number of Option Shares.

6. Termination of Option.

(a) Except as otherwise stated herein, the First Option, to the extent not theretofore exercised, shall terminate on the First Option Expiration Date.

(b) Except as otherwise stated herein, the Second Option, to the extent not theretofore exercised, shall terminate on the Second Option Expiration Date or, if earlier, upon the first to occur of the following events, unless the Stilwell Group otherwise elects in writing:

(1)	In the event of Optionee's withdrawal from the election of directors of the Board prior to the Vesting Date;

(2)	In the event of Optionee becoming ineligible to be elected to the Board for any reason; or

(3)	In the event of Optionee's resignation or removal from the Board.

7. Adjustments. If prior to the exercise of the Option HARI shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Agreement and the Purchase Price shall be equitably adjusted as determined by the Stilwell Group in good faith. The Stilwell Group shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee. If prior to the exercise of the Option, the Optionee is granted any options or restricted shares by HARI, the number of Options hereunder shall be reduced by one Option Share for every two option shares granted by HARI to Optionee and by one Option Share for every two restricted shares granted by HARI to Optionee.

CUSIP No. 417429107	SCHEDULE 13D	Page 38 of 46

8. Restrictions. The holder of the Option, by acceptance thereof, represents, warrants and covenants that the Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer his rights under the Option and the right to purchase the Option Shares in accordance with the terms of this Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

9. No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.

10. Withholding. In the event that the Optionee elects to exercise the Option, and if the Stilwell Funds shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, the Stilwell Funds shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to the Stilwell Funds promptly when requested by the Stilwell Funds sufficient funds to meet the requirements of such withholding and the Stilwell Funds shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to the Stilwell Funds out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request the Stilwell Funds not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides the Stilwell Funds with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case the Stilwell Funds may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

11. Validity and Construction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

12. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, namely the grant of options to acquire Common Stock, including but not limited to any options previously granted by the Stilwell Group to Optionee to purchase Common Stock, all of which shall be deemed terminated, and constitutes and supersedes all prior agreements, representations and understandings of the parties, written or oral.

CUSIP No. 417429107	SCHEDULE 13D	Page 39 of 46

13. Amendment. This Agreement may be amended only in writing signed on behalf of the Stilwell Group and the Optionee.

14. Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to the Stilwell Group, at its business office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as the Stilwell Group by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to the Stilwell Group may designate in writing from time to time. Notices shall be effective upon receipt.

15. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

16. Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable the Stilwell Funds shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy their obligations under the terms of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows.]

CUSIP No. 417429107	SCHEDULE 13D	Page 40 of 46

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

Stilwell Group

By:
Joseph Stilwell, in his capacity as managing member of the general partner of the entities within the Stilwell Group

Optionee

Mark S. Saladin

CUSIP No. 417429107	SCHEDULE 13D	Page 41 of 46

Exhibit 21

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of February 25th, 2015, by and among Stilwell Value Partners II, L. P., Stilwell Value Partners VII, L.P., Stilwell Activist Investments, L.P., and Stilwell Partners, L.P., (collectively, the “Stilwell Funds”), and their General Partner, Stilwell Value LLC (together with the Stilwell Funds, the “Stilwell Group”), having their principal place of business at 111 Broadway, 12th Floor, New York, NY 10006, and Maida L. Korte, an individual having a place of business at 5050 Newport Drive, Suite 6, Rolling Meadows, IL 60008 (the "Optionee").

WHEREAS, the Stilwell Group beneficially owns shares of the common stock, par value $.01 per share, of Harvard Illinois Bancorp, Inc. (the "Common Stock"), a Maryland corporation ("HARI");

WHEREAS, the Stilwell Group, and its affiliates, may solicit proxies for one nominee and alternate nominees for election to the Board of Directors of HARI (the "Board") at its 2015 annual meeting of stockholders (the "Meeting");

WHEREAS, Optionee has consented to her nomination by the Stilwell Group to the Board as a nominee or an alternate nominee and has concurrently entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, the Stilwell Group considers it desirable and in its best interests for the Optionee to be granted the option to purchase up to an aggregate of Twenty Thousand (20,000) shares of the Common Stock owned by the Stilwell Funds (the "Option Shares") from the Stilwell Funds, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1. Grant of Option. The Stilwell Funds hereby grant to the Optionee the right and option (the "Option") to purchase the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.

2. Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $12.50 per Option Share (subject to adjustment as provided in Section 7 below) (the "Purchase Price").

3. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

CUSIP No. 417429107	SCHEDULE 13D	Page 42 of 46

(a) "Change-in-Control" means the occurrence of any of the following:

(a)	the sale, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of HARI and its subsidiaries taken as a whole to any person or entity; or

(b)	HARI consolidates with, or merges with or into, any entity pursuant to a transaction in which the Common Stock is converted into or exchanged for cash or for shares of common stock of the acquiring entity or its parent; provided that such stock is listed on the New York Stock Exchange, the highest tier of The Nasdaq Stock Market, or a United States national securities exchange of comparable stature.

(b) "Expiration Date" shall mean the date which is three years after the Option vests, or such other date as the parties mutually agree in writing.

(c) "Transaction Date" shall mean the date on which a transaction resulting in a Change-in-Control has been consummated.

(d) "Transaction Price" means the value in dollars received by shareholders of HARI with respect to each share of Common Stock in connection with any transaction resulting in a Change-in-Control.

4. Vesting and Exercisability of the Option. The Option shall vest and become exercisable as follows:

(a) Provided that the Optionee attends the Meeting, the Option shall vest on that date that the Optionee is officially seated on the Board (i) by reason of the solicitation of proxies by the Stilwell Group or (ii) by invitation of HARI, to which invitation The Stilwell Group consents in writing.

(b) The Option, if vested pursuant to Section 4(a), shall become exercisable on the Transaction Date and remain exercisable until the earlier of (x) ten business days following the Transaction Date or (y) the Expiration Date.

5. Method of Exercising Option.

(a) The Optionee may exercise the Option, in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to the Stilwell Group accompanied by payment (if applicable) of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment (if applicable), shall be delivered to the Stilwell Group at its principal business office. The date on which the notice is given to the Stilwell Group is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

CUSIP No. 417429107	SCHEDULE 13D	Page 43 of 46

(b) The Optionee may pay the Purchase Price in one of the following manners:

(i) Cash Exercise. The Optionee shall deliver the Purchase Price to the Stilwell Group by certified check or bank check or wire transfer of immediately available funds; or

(ii) Cashless Exercise. The Optionee shall surrender the Option to the Stilwell Group together with a written notice of cashless exercise in which event the Stilwell Group shall issue to the Optionee the number of Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) determined as follows:

X = (Y* (A-B))/A

where:

X = the number of Option Shares to be issued to the Optionee;

Y = the number of Option Shares with respect to which this Option is being exercised;

A = the Transaction Price; and

B = the Purchase Price (as adjusted to the date of such calculation).

In the event the Option Shares are to be converted into or exchanged for shares of another entity in the Change-in-Control transaction, "A" in the above formula shall be deemed equal to the average of the closing sale prices of such other entity's shares for the five (5) trading days immediately prior to the Transaction Date.

(c) As soon as practicable after receipt by the Stilwell Group of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, the Stilwell Funds shall transfer the Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) being purchased to the Optionee.

(d) Notwithstanding Section 5(b) and (c) above, if (i) the Transaction Price is to be paid in cash pursuant to the terms of the Change-in-Control transaction or (ii) the parties mutually agree, upon receipt of Optionee's written notice of exercise, and without payment in full of the Purchase Price of the Option Shares with respect to which the notice of exercise relates, the Stilwell Funds shall pay to Optionee an amount in cash equal to the excess of the Transaction Price over the Purchase Price multiplied by the number of Option Shares.

CUSIP No. 417429107	SCHEDULE 13D	Page 44 of 46

6. Termination of Option.

Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date,.

or, if earlier, upon the first to occur of the following events, unless the Stilwell Group otherwise elects in writing:

(a)	In the event of Optionee's withdrawal from the election of directors of the Board prior to the Meeting;

(b)	In the event of Optionee becoming ineligible to be elected to the Board for any reason; or

(c)	In the event of Optionee's resignation or removal from the Board.

7. Adjustments. If prior to the exercise of the Option HARI shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Agreement and the Purchase Price shall be equitably adjusted as determined by the Stilwell Group in good faith. The Stilwell Group shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee. If prior to the exercise of the Option, the Optionee is granted any options or restricted shares by HARI, the number of Options hereunder shall be reduced by one Option Share for every two option shares granted by HARI to Optionee and by one Option Share for every two restricted shares granted by HARI to Optionee.

8. Restrictions. The holder of the Option, by acceptance thereof, represents, warrants and covenants that the Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer her rights under the Option and the right to purchase the Option Shares in accordance with the terms of this Agreement to her spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or her immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of her immediate family beneficially own all of the economic interests.

9. No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.

10. Withholding. In the event that the Optionee elects to exercise the Option, and if the Stilwell Funds shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, the Stilwell Funds shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to the Stilwell Funds promptly when requested by the Stilwell Funds sufficient funds to meet the requirements of such withholding and the Stilwell Funds shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to the Stilwell Funds out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request the Stilwell Funds not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides the Stilwell Funds with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting her request that such amount is not required to be withheld, in which case the Stilwell Funds may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

CUSIP No. 417429107	SCHEDULE 13D	Page 45 of 46

11. Validity and Construction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

12. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, namely the grant of options to acquire Common Stock, including but not limited to any options previously granted by the Stilwell Group to Optionee to purchase Common Stock, all of which shall be deemed terminated, and constitutes and supersedes all prior agreements, representations and understandings of the parties, written or oral.

13. Amendment. This Agreement may be amended only in writing signed on behalf of the Stilwell Group and the Optionee.

14. Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to the Stilwell Group, at its business office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as the Stilwell Group by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at her address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to the Stilwell Group may designate in writing from time to time. Notices shall be effective upon receipt.

15. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

16. Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable the Stilwell Funds shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy their obligations under the terms of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows.]

CUSIP No. 417429107	SCHEDULE 13D	Page 46 of 46

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

Stilwell Group

By:
Joseph Stilwell, in his capacity as managing member of the general partner of the entities within the Stilwell Group

Optionee

Maida L. Korte